Exhibit 99.3

Escrow Agreement

PART 1	ESCROW		3
	1.1	Appointment of Escrow Agent	3
	1.2	Deposit of Escrow Securities in Escrow	3
	1.3	Direction to Escrow Agent	4
PART 2	RELEASE OF ESCROW SECURITIES		4
	2.1	Release Schedules	4
	2.1.1	Performance Milestone (Operations) Release Schedule	4
	2.1.2	Performance Milestone (Financing) Release Schedule	5
	2.1.3	Time Based Release Schedule	6
	2.1.4	Voluntary Escrow	6
	2.15	Additional escrow securities	6
	2.2	Voting Agreement	6
	2.3	Dispute Resolution	8
	2.4	Delivery of Share Certificates for Escrow Securities	9
	2.5	Replacement Certificates	9
	2.6	Release upon Death	9
PART 3	EARLY RELEASE ON CHANGE OF ISSUER STATUS		9
	3.1	Becoming an Established Issuer	9
	3.2	Release of Escrow Securities	10
	3.3	Filing Requirements	10
	3.4	Amendment of Release Schedule	10
PART 4	DEALING WITH ESCROW SECURITIES		11
	4.1	Restriction on Transfer, etc	11
	4.2	Pledge, Mortgage or Charge as Collateral for a Loan	11
	4.3	Voting of Escrow Securities	11
	4.4	Dividends on Escrow Securities	11
	4.5	Exercise of Other Rights Attaching to Escrow Securities	11
PART 5	PERMITTED TRANSFERS WITHIN ESCROW		11
	5.1	Transfer to Directors and Senior Officers	11
	5.2	Transfer to Other Principals	12
	5.3	Transfer upon Bankruptcy	13
	5.4	Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities	13
	5.5	Transfer to Certain Plans and Funds	13
	5.6	Effect of Transfer Within Escrow	14
PART 6	BUSINESS COMBINATIONS		14
	6.1	Business Combinations	14
	6.2	Delivery to Escrow Agent	14
	6.3	Delivery to Depositary	15
	6.4	Release of Escrow Securities to Depositary	15
	6.5	Escrow of New Securities	15
	6.6	Release from Escrow of New Securities	15
PART 7	RESIGNATION OF ESCROW AGENT		16
	7.1	Resignation of Escrow Agent	16
PART 8	OTHER CONTRACTUAL ARRANGEMENTS		17
	8.1	Escrow Agent Not a Trustee	17
	8.2	Escrow Agent Not Responsible for Genuineness	17
	8.3	Escrow Agent Not Responsible for Furnished Information	17
	8.4	Escrow Agent Not Responsible after Release	17
	8.5	Indemnification of Escrow Agent	17
	8.6	Additional Provisions	17
	8.7	Limitation of Liability of Escrow Agent	18
	8.8	Remuneration of Escrow Agent	18
	8.9	Notice to Escrow Agent	18
PART 9	NOTICES		19
	9.1	Notice to Escrow Agent	19
	9.2	Notice to Issuer	19
	9.3	Deliveries to Securityholders	19
	9.4	Change of Address	19
	9.5	Postal Interruption	19

- ii -

PART 10	GENERAL		20
	10.1	Interpretation - "holding securities"	20
	10.2	Further Assurances	20
	10.3	Time	20
	10.5	Governing Laws	20
	10.6	Consent of Exchange to Amendment	20
	10.7	Counterparts	20
	10.8	Singular and Plural	20
	10.9	Language	20
	10.10	Benefit and Binding Effect	20
	10.11	Entire Agreement	21
	10.12	Successor to Escrow Agent	21
	10.13	Independent Legal Advice	21

SCHEDULE "A" – Securityholders – Operations Milestones and Voluntary Escrow

SCHEDULE "B" – Securityholders – Financing Milestones, Voluntary Escrow and Voting Agreements

SCHEDULE "C" – Acknowledgment and Agreement to be Bound

Page ii of 25

ESCROW AGREEMENT

THIS AGREEMENT is made as of the 10th day of January, 2017.

AMONG:	TOWER ONE WIRELESS CORP. (formerly, Pacific Therapeutics Ltd.), a company duly incorporated under the laws of British Columbia, having its registered and records office at Suite 605, 815 Hornby St., Vancouver BC. V6Z 2E6

(the "Issuer")

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, 3rd Floor – 510 Burrard Street, Vancouver, B.C. V6C 3B9

(the "Escrow Agent")

AND:	EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER IN SCHEDULES “A” and “B” ATTACHED HERETO

(a "Securityholder" or "you")

(collectively, the "Parties")

WHEREAS This Agreement is being entered into by the Parties in connection with the proposed listing of the of the Issuer’s common shares on the Canadian Securities Exchange ("CSE");

WHEREAS in connection with the proposed listing of the Issuer's common shares on the CSE, the Securityholders will receive securities of the Issuer which are the securities subject to this Escrow Agreement;

WHEREAS the Issuer shall take such action(s) necessary or desirable to carry out the purposes of this Agreement and/or the other related documents, including but not limited to: (a) executing and delivering documents in furtherance of this Agreement; and (b) do such other acts and things, all as the other Parties may reasonably request for the purposes of carrying out the intent of this Agreement and the transactions contemplated herein;

AND WHEREAS the securities that are subject to this Escrow Agreement are subject to various release schedules that include certain performance milestones and voluntary restrictions that are in addition to the time based release schedules set out in National Policy 46-201 Escrow for Initial Public Offerings (the "Policy").

FOR GOOD AND VALUABLE CONSIDERATION, the Parties agree as follows:

PART 1	ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities (escrow securities) listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any other securities (additional escrow securities):

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to escrow securities, it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement. For greater certainty, each of the Securityholders acknowledge that the escrow securities are subject to several distinct escrow restrictions as set forth in Part 2 of this Agreement.

PART 2	RELEASE OF ESCROW SECURITIES

2.1 Release Schedules

2.1.1 Performance Milestone (Operations) Release Schedule

(1) The escrow securities of each of the Securityholders listed in Schedule A hereto shall be eligible for release from certain performance milestone restrictions (“Operations Milestones”) pursuant to the release schedule set forth in the table below in this Subsection 2.1.1, which must occur within 24 months following the date that the shares of Issuer are listed for trading on the CSE the “Listing Date”):

Performance Milestones	Number of Escrow Securities to be Released
On the Listing Date	6,000,000 escrow securities
Completion of construction of 20 additional towers within 24 months after the Listing Date	the remaining 6,000,000 escrow securities

(2) Each time that one or more of the Operations Milestones described above are satisfied, the corresponding number of escrow securities will become eligible for release from the Operations Milestone escrow restrictions. Upon completion of the Operations Milestone release conditions set forth below, such shares shall then become subject to the time based release schedule described in subsection 2.1.3 herein. The Operations Milestone release conditions shall be satisfied upon delivery of the following to the Escrow Agent:

(a) a certified copy of the resolution of the board of directors of the Issuer indicating that one or more Operations Milestones have been satisfied, and confirming the number escrow securities to be released;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that all required approvals, if any, from the CSE or such other Canadian stock exchange or quotation system on which the escrow securities are then listed or quoted (the "Exchange") have been obtained; and

(c) an acknowledgment in the form acceptable to the Escrow Agent signed by the Securityholders.

(3) Notwithstanding any other provisions of this Agreement, in the event that any escrow securities have not become eligible for release from the Operations Milestone escrow restrictions pursuant to this subsection 2.1.1 within 24 months after the Listing Date, then those remaining escrow securities shall be returned to the Issuer for cancellation.

(4) The early escrow release provisions under Part 3 of this Agreement shall only apply if all of the Operations Milestones in Subsection 2.1.1 have been satisfied.

2.1.2 Performance Milestone (Financing) Release Schedule

(1) The escrow securities of each of the Securityholders listed in Schedule “B” hereto shall be eligible for release from certain performance milestone restrictions (“Financing Milestones”) pursuant to the release schedule set forth in the table below in this Subsection 2.1.2, which must occur within 24 months following the Listing Date (the “Financing Period”) unless otherwise provided for herein:

Performance Milestones	Number of Escrow Securities to be Released
Closing of financing for $1,000,000*	750,000 escrow securities
Closing of financing for a further $1,000,000*	a further 750,000 escrow securities
Closing of financing for a further $1,000,000*	a further 750,000 escrow securities
Closing of financing for a further $1,000,000 *	the remaining 750,000 escrow securities

*Subject to the conditions that: (i) the financing is for equity (not debt); and (ii) that the financing was initiated and led by the Securityholders listed in Schedule “B”, or their agent or agents. For greater certainty, the gross proceeds of Concurrent Financing, as defined in the Issuer’s Listing Statement, shall qualify for the Financing Milestones, and (provided that not less than $2,000,000 is raised under the Concurrent Financing) shall satisfy the first two Financing Milestones. Funds raised in the Concurrent Financing that are in excess of $2,000,000, if any, shall be credited to the third Financing Milestone. Further, any funds received upon the exercise of share purchase warrants (“Warrant Proceeds”) that are issued under the Concurrent Financing shall also qualify for the Financing Milestones.

(2) The Issuer hereby grants the Securityholders listed in Schedule “B” the exclusive right to participate, directly or indirectly through agents or any other qualified investors, in any future equity financings that may be undertaken by the Issuer for the maximum sum, when combined with the gross proceeds of the Concurrent Financing and the Warrant Proceeds, of $4,000,000.

(3) In the event that the Issuer has not made available to the Securityholders listed in Schedule “B” the opportunity to provide financing within the Financing Period, then the Financing Period shall be extended for a further 12 months (the “Extended Financing Period”).

(4) Further, if during the Financing Period or the Extended Financing Period if applicable, the Issuer should decline a bona fide offer of financing from the Securityholders listed in Schedule “B”, directly or indirectly through agents or any other qualified investors, that is made on fair and reasonable terms to the Issuer, and which would, if accepted by the Issuer, bring the total financing raised by the Securityholders listed in Schedule “B” to $4,000,000, then those remaining escrow securities shall be released from the Financing Milestone restrictions and then become subject to the time based release schedule described in subsection 2.1.3 herein, and the voluntary escrow release schedule described in subsection 2.1.4 herein.

(5) Each time that one or more of the Financing Milestones described above are satisfied, the corresponding number of escrow securities will become eligible for release from the Financing Milestone escrow restrictions. Upon completion of the Financing Milestone release conditions set forth below, such shares shall then become subject to the time based release schedule described in subsection 2.1.3 herein, and the voluntary escrow release schedule described in subsection 2.1.4 herein. The Financing Milestone release conditions shall be satisfied upon delivery of the following to the Escrow Agent:

(a) a certified copy of the resolution of the board of directors of the Issuer indicating that one or more Financing Milestones have been satisfied, and confirming the number escrow securities to be released;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that all required approvals, if any, from the Exchange have been obtained; and

(c) an acknowledgment in the form acceptable to the Escrow Agent signed by the Securityholders.

(6) Notwithstanding any other provisions of this Agreement and except as otherwise contemplated in subsections 2.1.2 (3) and 2.1.2 (4) herein, in the event that any escrow securities have not become eligible for release from the Financing Milestone escrow restrictions pursuant to this subsection 2.1.2 within 24 months after the Listing Date, then those remaining escrow securities shall be returned to the Issuer for cancellation.

(7) The early escrow release provisions under Part 3 of this Agreement shall only apply if all of the Financing Milestones in Subsection 2.1.2 have been satisfied.

2.1.3 Time Based Release Schedule

Subject to Subsections 2.1.1 and 2.1.2, if the Issuer is an emerging issuer (as defined in section 3.3 of the Policy), and escrow securities have been released from the Operations Milestone escrow restrictions in subsection 2.1.1 herein, and/or the Financing Milestone escrow restrictions in subsection 2.1.2 herein, then such shares shall continue to be held in escrow by the Escrow Agent and will be released as follows:

Release Dates	Percentage of Total Escrow Securities to be Released
On the Listing Date	1/10 of the escrow securities
6 months after the Listing Date	1/6 of the remaining escrow securities
12 months after the Listing Date	1/5 of the remaining escrow securities
18 months after the Listing Date	1/4 of the remaining escrow securities
24 months after the Listing Date	1/3 of the remaining escrow securities
30 months after the Listing Date	1/2 of the remaining escrow securities
36 months after the Listing Date	The remaining escrow securities

*Subject to Subsections 2.1.1 and 2.1.2, in the simplest case and where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the initial 10% release on the Listing Date.

2.1.4 Voluntary Escrow

The Securityholders listed in Schedules A and B attached hereto hereby agree that all escrow securities that have been released in accordance with the Time Based Release Schedule in Subsection 2.1.3 (or Subsection 3.2, if applicable) shall continue to be held by the Escrow Agent and shall not be released from escrow until the earlier of the:

(a) third anniversary of the Listing Date; or

(b) unanimous agreement of the Securityholders listed in Schedules A and B attached hereto, or their successors or transferees, to release all or any portion of the escrowed securities held by the Escrow Agent pursuant to Subsections 2.1.4.

2.15 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with subsections 2.1.1, 2.1.2, 2.1.3 and 2.1.4.

2.2 Voting Agreement

(1) During the period commencing on the Listing Date and ending on the third anniversary of the Listing Date, each of the Securityholders listed in Schedule B attached hereto, and their successors and transferees, (sometimes referred to in this Section 2.2 individually as a “Voter” or collectively as the “Voters”) irrevocably agrees that Alejandro Ochoa shall be the “Voting Agent” for the escrow securities held by such Securityholders.

(2) In all situations where shareholder votes are required pursuant to applicable law, the Issuer shall be required to give notice as required by applicable law, including all required notices, information circulars or other disclosures, to all shareholders, regardless of whether the Voting Agent has the right hereunder to vote on their behalf.

(3) The Voter irrevocably agrees to vote all of the common shares owned by Voter in the Issuer that are being held in escrow pursuant to this Agreement (“Shares”), as directed by the Voting Agent, in the Voting Agent’s sole discretion, subject to the terms of this Agreement. Each Voter irrevocably agrees that during the term of this Agreement, such Voter will not grant any other proxy or voting rights with respect to any Share of the Issuer.

(4) In order to ensure the compliance of the obligations of the Voter to vote Voter’s Shares in accordance with the provisions of this Agreement, the Voter hereby irrevocably nominates, constitutes and appoints the Voting Agent, with full power of substitution, as its true and lawful proxy, attorney and agent to act on its behalf with full power and authority in its name, place and stead to attend, vote at all meetings of holders of common shares of the Issuer and at any adjournment or adjournments thereof, to the same extent and with the same power as if the Voter was personally present at such meeting or such adjournment or adjournments thereof, or to execute and deliver written consents, and otherwise act for and on behalf of the Voter in respect of all Shares owned by such Voter in connection with all matters that require a shareholder vote pursuant to applicable law and in all matters provided for herein. This proxy and power of attorney confers discretionary authority on the Voting Agent to vote on all such matters and on amendments or variations thereto or such other matters as may properly come before a meeting in accordance with the best judgment of the Voting Agent, subject to limitations specified herein.

(5) In all situations where the Voters are entitled to vote their Shares or provide their consent or other decision pursuant to applicable law, the Voting Agent shall vote such Shares or take action on such consent or other decision as provided for herein.

(6) To the extent that any matter presented for a vote to the Voting Agent would trigger dissent rights under applicable law, the Voter shall, if such matter is nevertheless approved by the Voting Agent, be deemed to have voted in favour of such matter for purposes of applicable law and shall not have any dissent rights in connection with such matter.

(7) In the exercise of its powers and responsibilities under this Agreement:

(a) the Voting Agent shall be deemed not be acting as a trustee or a fiduciary on behalf of the Voters and the Voting Agent shall be entitled to exercise all voting rights in its sole discretion; and

(b) the Voting Agent shall not have any beneficial or other ownership interest in the Shares held by the Voters, and the exercise of any voting or other rights in respect of such Shares shall be in the Voting Agent’s capacity as proxy holder and attorney of the relevant Voter under this Agreement.

(8) The Voter agrees to support and accept the actions taken by the Voting Agent under this Agreement.

(9) The Voter will not have any right, with respect to any matter on which it is entitled to vote as a shareholder of the Issuer, to vote or to take part in any corporate or shareholders’ action or to do or perform any act or thing that shareholders of the Issuer are now or may hereafter become entitled to do or to perform, except as may be directed by the Voting Agent. Notwithstanding the foregoing, however, this Agreement will not affect the right of the Voter, in the Voter’s capacity as a shareholder of the Issuer, to receive distributions, assets, dividends, evidences of indebtedness, or otherwise, that may be distributed by the Issuer to its shareholders from time to time.

(10) The Voting Agent may vote for itself as such, and may be a shareholder of the Issuer, or otherwise be interested in the Issuer. The Voting Agent may contract with the Issuer or may be or become pecuniarily interested in any matter or transaction to which the Issuer may be a party or in which the Issuer may be in any way concerned. No contract or other transaction between the Issuer and the Voting Agent in which the Voting Agent may be interested, will be rendered invalid by the fact that the Voting Agent is a contracting party or is interested in such contract.

(11) The Voting Agent will serve as such without compensation, however all reasonable third party expenses incurred by the Voting Agent directly related to the performance of the Voting Agent’s duties hereunder will be promptly reimbursed by the Issuer.

(12) The Voting Agent will incur no responsibility or liability to the Voter by reason of any error of judgment or other mistake, or for any action of any sort taken or omitted or believed by the Voting Agent to be in accordance with the provisions and intent of this Agreement or otherwise, except for the Voting Agent’s own wilful misconduct.

(13) In the discharge of the Voting Agent’s duties, the Voting Agent will be fully protected in acting in reliance upon any instrument, document, or paper believed by the Voting Agent to be genuine and to have been executed by the proper parties. The Voting Agent will likewise be fully protected in taking or refraining from taking any action in reliance upon any certificate or certificates purporting to be duly signed, as to the existence or non-existence of any fact or facts, or the performance or non-performance of any act or acts, and may accept as conclusive any statement made in any such certificate.

2.3 Dispute Resolution

(1) If any question, difference or dispute shall arise among the Securityholders and the Issuer or any of them in respect of any matter arising under this Agreement or the satisfaction of one or more of the either the Operations Milestones set forth in Subsection 2.1.1 herein, or the Financing Milestones set forth in Subsection 2.1.2 herein, or the Voluntary Escrow provisions set forth in Subsection 2.1.4 herein, the matter shall be determined by the award of one arbitrator to be named as follows:

(a) the party or parties sharing one side of the dispute shall name a representative to select an arbitrator and give notice thereof to the party or parties sharing the other side of the dispute;

(b) the party or parties sharing the other side of the dispute shall, within 14 days of receipt of the notice, name a representative to select an arbitrator; and

(c) the two representatives so named shall, within 30 days of the naming of the latter of them, select a third person who shall act as arbitrator.

(2) The decision of the arbitrator shall be made within 60 days after selection. The expense of the arbitration shall be borne by the Issuer. If the parties on either side of the dispute fail to name their representative within the time limited or fail to proceed with the arbitration, reference for appointment of an arbitrator shall be made to the British Columbia International Arbitration Centre. The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitration Act (British Columbia), and the decision of the arbitrator shall be conclusive and binding upon all the parties.

2.4 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder’s escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5 Replacement Certificates

If, on the date a Securityholder’s escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder’s direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.6 Release upon Death

(1) If a Securityholder dies, the Securityholder’s escrow securities will be released from the time based escrow restrictions in Subsection 2.1.3 herein. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder’s legal representative. For greater certainty, if the Operations Milestone or the Financing Milestone escrow restrictions in Subsections 2.1.1 or 2.1.2 herein have not been satisfied as of the date of death of the Securityholder, then those escrow securities shall not be released and will be returned by the Escrow Agent to the Issuer for cancellation.

(2) Prior to delivery the Escrow Agent must receive:

(a) a certified copy of the death certificate; and

(b) any evidence of the legal representative’s status that the Escrow Agent may reasonably require.

PART 3	EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Becoming an Established Issuer

If the Issuer is an emerging issuer on the date of this Agreement and, during this Agreement, the Issuer:

(a) lists its securities on the Toronto Stock Exchange Inc.;

(b) becomes a TSX Venture Exchange Inc. (“TSX Venture”) Tier 1 issuer; or

(c) lists or quotes its securities on an exchange or market outside Canada that its “principal regulator” under National Policy 43-201 Mutual Reliance Review System for Prospectuses and Annual Information Forms (in Quebec under Staff Notice, Mutual Reliance Review System for Prospectuses and Annual Information Forms) or, if the Issuer has only filed its IPO prospectus in one jurisdiction, the securities regulator in that jurisdiction, is satisfied has minimum listing requirements at least equal to those of TSX Venture Tier 1, then the Issuer becomes an “established issuer”.

3.2 Release of Escrow Securities

(1) When an emerging issuer becomes an established issuer, the release schedule for its escrow securities changes.

(2) If an emerging issuer becomes an established issuer 18 months or more after its listing date, all escrow securities will be released immediately.

(3) If an emerging issuer becomes an established issuer within 18 months after its listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal installments on the day that is 6 months, 12 months and 18 months after the listing date.

(4) For the purpose of this section 3.2, if the Issuer was an established issuer on its listing date your escrow securities would have been released as follows:

On the listing date	1/4 of your escrow securities
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

(5) Notwithstanding any other provisions of this Agreement, the performance milestones in Sub-sections 2.1.1 and 2.1.2, and the voluntary escrow provisions in Subsection 2.1.4 shall not be affected by the potential early release provisions of this Part 3 of the Agreement.

3.3 Filing Requirements

Escrow securities will not be released under this Part until the Issuer does the following:

(a) at least 20 days before the date of the first release of escrow securities under the new release schedule, files with the securities regulators in the jurisdictions in which it is a reporting issuer

(i) a certificate signed by a director or officer of the Issuer authorized to sign stating

(A) that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition, and

(B) the number of escrow securities to be released on the first release date under the new release schedule, and

(ii) a copy of a letter or other evidence from the exchange or quotation service confirming that the Issuer has satisfied the condition to become an established issuer; and

(b) at least 10 days before the date of the first release of escrow securities under the new release schedule, issues and files with the securities regulators in the jurisdictions in which it is a reporting issuer a news release disclosing details of the first release of the escrow securities and the change in the release schedule, and sends a copy of such filing to the Escrow Agent.

3.4 Amendment of Release Schedule

The new release schedule will apply 10 days after the Escrow Agent receives a certificate signed by a director or officer of the Issuer authorized to sign

(a) stating that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition;

(b) stating that the release schedule for the Issuer’s escrow securities has changed;

(c) stating that the Issuer has issued a news release at least 10 days before the first release date under the new release schedule and specifying the date that the news release was issued; and

(d) specifying the new release schedule.

PART 4	DEALING WITH ESCROW SECURITIES

4.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more principals (as defined in section 3.5 of the Policy) of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the principals to the risks of holding escrow securities.

4.2 Pledge, Mortgage or Charge as Collateral for a Loan

You may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3 Voting of Escrow Securities

You may exercise any voting rights attached to your escrow securities, subject to Section 2.2.

4.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this Agreement.

PART 5	PERMITTED TRANSFERS WITHIN ESCROW

5.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer’s board of directors has approved the transfer.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that all required approvals, if any, from the Exchange, have been received;

(c) an acknowledgment in the form of Schedule "C" signed by the transferee;

(d) copies of the letter sent to the Exchange accompanying the acknowledgement; and

(e) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the Exchange.

5.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer’s outstanding securities; or

(b) with respect to a transfer by a Securityholder listed in Schedule B hereto, to a person or company that has been approved in writing by the Securityholders listed in Schedule A hereto; or

(c) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign stating that

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer’s outstanding securities before the proposed transfer, or

(ii) the transfer is by a Securityholder listed in Schedule B hereto to a person or company that has been approved in writing by the Securityholders listed in Schedule A hereto; or

(iii) the transfer is to a person or company that

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities, and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer, and

(iv) any required approval from the Exchange has been received;

(b) an acknowledgment in the form of Schedule "C" signed by the transferee;

(c) copies of the letter sent to the Exchange accompanying the acknowledgement; and

(d) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the Exchange.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(d) an acknowledgment in the form of Schedule "C" signed by:

(i) the trustee in bankruptcy, or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the Exchange.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer within escrow to a financial institution the escrow securities you have pledged, mortgaged or charged under section 4.2 to that financial institution as collateral for a loan on realization of the loan.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(c) an acknowledgment in the form of Schedule "C" signed by the financial institution.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the Exchange.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund are limited to you and your spouse, children and parents, or, if you are the trustee of such a registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or his or her spouse, children and parents.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee’s agent, stating that, to the best of the trustee’s knowledge, the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(c) an acknowledgment in the form of Schedule "C" signed by the trustee of the plan or fund.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the Exchange.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

PART 6	BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following (business combinations):

(a) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b) a formal issuer bid for all outstanding equity securities of the Issuer

(c) a statutory arrangement

(d) an amalgamation

(e) a merger

(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination; and

(b) any other information concerning the business combination as the Escrow Agent may reasonably request.

6.3 Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

The Escrow Agent will release from escrow the tendered escrow securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that:

(a) the terms and conditions of the business combination have been met or waived; and

(b) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

If you receive securities (new securities) of another issuer (successor issuer) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities if, immediately after completion of the business combination:

(a) the successor issuer is not an exempt issuer (as defined in section 3.2 of the Policy);

(b) you are a principal (as defined in section 3.5 of the Policy) of the successor issuer; and

(c) you hold more than 1% of the voting rights attached to the successor issuer’s outstanding securities (In calculating this percentage, include securities that may be issued to you under outstanding convertible securities in both your securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities

(1) As soon as reasonably practicable after the Escrow Agent receives:

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination and whether it is an emerging issuer or an established issuer under the Policy, and

(ii) listing the Securityholders whose new securities are subject to escrow under section 6.5,

the escrow securities of the Securityholders whose new securities are not subject to escrow under section 6.5 will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.

(2) If your new securities are subject to escrow, unless subsection (3) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(3) If the Issuer is

(a) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs 18 months or more after the Issuer’s listing date, all escrow securities will be released immediately; and

(b) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs within 18 months after the Issuer’s listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal instalments on the day that is 6 months, 12 months and 18 months after the Issuer’s listing date.

PART 7	RESIGNATION OF ESCROW AGENT

7.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer’s expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer will file a copy of the revised Agreement with the Exchange.

PART 8	OTHER CONTRACTUAL ARRANGEMENTS

8.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except, subject to 8.7, where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

8.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or un-certificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or un-certificated form of these securities has been delivered to it, or otherwise received by it.

8.7 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, willful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000), whichever amount shall be greater.

8.8 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

In the event the Issuer or the Securityholders fail to pay the Escrow Agent any amounts owing to the Escrow Agent hereunder, the Escrow Agent shall have the right not to act (including the right not to release any additional securities from escrow) and will not be liable for refusing to act until it has been fully paid all amounts owing to it hereunder. Further, in the event the Issuer fails to pay the Escrow Agent its reasonable remuneration for its services hereunder, the Escrow Agent shall be entitled to charge the Securityholders for any further release of escrow securities and shall have the right not to act (including the right not to release any additional securities from escrow) until the Securityholders have paid such amounts to the Escrow Agent.

8.9 Notice to Escrow Agent

The Issuer shall forthwith provide a copy of the CSE bulletin, confirmation of listing and posting for trading of the subject escrowed shares or such other relevant document to the Escrow Agent as it shall require in order to make the required releases. No duty shall rest with the Escrow Agent to obtain this information independently nor shall it be held liable for any loss, claim, suit or action, howsoever caused by any delay in providing this information to it.

PART 9	NOTICES

9.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Trust Company of Canada
3rd Floor – 510 Burrard Street
Vancouver, BC V6C 3B9

Attention: Manager,
Client Services Fax: 604-661-9401

9.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Tower One Wireless Corp.

c/o Miller Thomson LLP
1000-840 Howe Street
Vancouver BC, V6Z 2M1

Attention: Alejandro Ochoa
Telephone: 786-280-2160
Email: a.ochoa@towerthreewireless.com
Fax: n/a

9.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer’s share register.

Any share certificates or other evidence of a Securityholder’s escrow securities will be sent to the Securityholder’s address on the Issuer’s share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder’s address as listed on the Issuer’s share register.

9.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder’s address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

9.5 Postal Interruption

A Party to this Agreement will not mail a document it is required to mail under this Agreement if the Party is aware of an actual or impending disruption of postal service.

PART 10	GENERAL

10.1 Interpretation - "holding securities"

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of, or control or direction over, the securities.

10.2 Further Assurances

The Parties agree that they each will execute or cause to be executed and deliver or cause to be delivered all such further and other documents and assurances, and do and cause to be done all such further acts and things as may be necessary or desirable to carry out this Agreement according to its true intent, and to secure the approval of the regulatory authorities and comply with applicable laws. If required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, Exchange or other regulatory authority, the Securityholder will execute, deliver, file and otherwise assist the Issuer in filing, such reports, undertakings, documents, agreements amendments, revisions and other documents with respect to this Agreement and the escrowed securities as may be required.

10.3 Time

Time is of the essence of this Agreement.

10.5 Governing Laws

This Agreement and all related agreements between the Parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia, without reference to its rules governing the choice or conflict of laws. The Parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the city of Vancouver, with respect to any dispute to or arising out of this Agreement.

10.6 Consent of Exchange to Amendment

This Agreement may not be modified, changed, discharged, terminated or amended except by written instrument executed by the Parties. Once the Issuer’s common shares are listed on the Exchange then the Exchange must approve any such amendment to this Agreement.

10.7 Counterparts

The Parties may execute this Agreement by fax or other electronic means and in counterparts, each of which will be considered an original and all of which will be one agreement.

10.8 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

10.9 Language

This Agreement has been drawn up in the English language at the request of all Parties. Cette convention a été rédigé en anglais à la demande de toutes les Parties.

10.10 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

10.11 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all other prior understandings and agreements.

10.12 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized as a transfer agent by the Exchange.

10.13 Independent Legal Advice

Each Securityholder acknowledges that it has been encouraged to and should obtain independent advice with respect to this Agreement and accordingly, has been independently advised as to the meanings of all terms contained herein relevant to the Securityholder for the purposes of giving representations, warranties, acknowledgements, and covenants under this Agreement.

[Remainder of this page intentionally left blank.]

The Parties have executed and delivered this Agreement as of the first date first above written:

TOWER ONE WIRELESS CORP.

“Alejandro Ochoa”
Authorized signatory

“Robert Horsley”
Authorized signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

“Al Leomo”
Authorized signatory

“Mita Garcia”
Authorized signatory

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
“Signed”	)	“Alejandro Ochoa”
Witness		ALEJANDRO OCHOA

EXECUTIVE INVESTMENT PARTNERS, LLC

“Fabio A. Vasquez”
Authorized signatory

FOREMOST CAPITAL CORPORATION INC.

“Yari Nieken”
Authorized signatory

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
“Signed”	)	“Yari Nieken”
Witness		YARI NIEKEN

SCHEDULE "A" TO ESCROW AGREEMENT

SECURITYHOLDERS

Securityholder subject to Operations Milestones (Subsection 2.1.1), Time Release (Subsection 2.1.3) and Voluntary Escrow (Subsection 2.1.4)

Alejandro Ochoa

Securities:

Class or description	Number	Certificate(s) (if applicable)
Common shares	12,000,000

Securityholder subject to Operations Milestones (Subsection 2.1.1), Time Release (Subsection 2.1.3) and Voluntary Escrow (Subsection 2.1.4)

Executive Investment Partners, LLC

Securities:

Class or description	Number	Certificate(s) (if applicable)
Common shares	12,000,000

SCHEDULE "B" TO ESCROW AGREEMENT

SECURITYHOLDERS

Securityholder subject to Financing Milestones (Subsection 2.1.2), Time Release (Subsection 2.1.3), Voluntary Escrow (Subsection 2.1.4) and the Voting Agreement (Subsection 2.2),

Foremost Capital Corporation Inc.

Securities:

Class or description	Number	Certificate(s) (if applicable)
Common shares	3,000,000

Securityholder subject to Financing Milestones (Subsection 2.1.2), Time Release (Subsection 2.1.3), Voluntary Escrow (Subsection 2.1.4) and the Voting Agreement (Subsection 2.2),

Yari Nieken

Securities:

Class or description	Number	Certificate(s) (if applicable)
Common shares	3,000,000

SCHEDULE "C" TO ESCROW AGREEMENT

ACKNOWLEDGMENT AND AGREEMENT TO BE BOUND

I acknowledge that the securities listed in the attached Schedule "A" (the "escrow securities") have been or will be transferred to me and that the escrow securities are subject to an Escrow Agreement dated __________________________ (the "Escrow Agreement").

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the escrow securities, as if I were an original signatory to the Escrow Agreement.

Dated at ____________________________________ on _____________________.

Where the transferee is an individual:

Signed, sealed and delivered by •[Transferee] in the	)
presence of:	)
)
)
)
Signature of Witness	)
	)	•[Transferee]
)
)
Name of Witness	)
)

Where the transferee is not an individual:

•[Transferee]

Authorized signatory

Authorized signatory